UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the First Quarter of the 142nd Fiscal Year filed on August 11, 2010
On August 11, 2010, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the three months period ended June 30, 2010.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated July 28, 2010, a copy of which was submitted under cover of Form 6-K on July 29, 2010 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the three months ended June 30, 2010.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: August 12, 2010	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

3

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
June 30, 2010 and March 31, 2010

	June 30, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥84,329		¥82,429
Time deposits	2,087		1,132
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,666 million at June 30, 2010 and ¥14,941 million at March 31, 2010	426,152		447,693
Inventories (Note 3)	378,691		396,416
Deferred income taxes and other current assets (Notes 8, 9 and 10)	122,549		112,451

Total current assets	1,013,808	53.3	1,040,121	53.1

Long-term trade receivables	157,560	8.3	150,972	7.7

Investments
Investments in and advances to affiliated companies	23,263		24,002
Investment securities (Notes 4, 9 and 10)	54,482		60,467
Other	2,121		2,399

Total investments	79,866	4.2	86,868	4.4

Property, plant and equipment — less accumulated depreciation of ¥620,892 million at June 30, 2010 and ¥631,973 million at March 31, 2010	504,058	26.5	525,100	26.8

Goodwill	28,697	1.5	29,570	15

Other intangible assets	59,851	3.1	61,729	32

Deferred income taxes and other assets (Notes 8, 9 and 10)	59,323	3.1	64,695	33

	¥1,903,163	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	June 30, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥97,478		¥123,438
Current maturities of long-term debt (Note 9)	111,160		105,956
Trade notes, bills and accounts payable	229,918		207,024
Income taxes payable	12,881		22,004
Deferred income taxes and other current liabilities (Notes 8, 9 and 10)	166,062		183,324

Total current liabilities	617,499	32.5	641,746	32.7

Long-term liabilities
Long-term debt (Notes 9 and 10)	346,873		356,985
Liability for pension and retirement benefits	42,260		46,354
Deferred income taxes and other liabilities (Notes 8, 9 and 10)	35,764		37,171

Total long-term liabilities	424,897	22.3	440,510	22.5

Total liabilities	1,042,396	54.8	1,082,256	55.2

Commitments and contingent liabilities (Note 7)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at June 30, 2010 and at March 31, 2010
Issued 998,744,060 shares at June 30, 2010 and at March 31, 2010	67,870		67,870
Outstanding 967,746,557 shares at June 30, 2010 and 968,039,976 shares at March 31, 2010
Capital surplus	140,421		140,421
Retained earnings:
Appropriated for legal reserve	32,726		31,983
Unappropriated	746,295		724,090
Accumulated other comprehensive income (loss) (Note 4)	(133,506)		(95,634)
Treasury stock at cost, 30,997,503 shares at June 30, 2010 and 30,704,084 shares at March 31, 2010	(35,300)		(34,755)

Total Komatsu Ltd. shareholders’ equity	818,506	43.0	833,975	42.6

Noncontrolling interests	42,261	2.2	42,824	2.2

Total equity	860,767	45.2	876,799	44.8

	¥1,903,163	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2010 and 2009

	Three months ended		Three months ended
	June 30, 2010		June 30, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥447,140	100.0	¥320,428	100.0
Cost of sales	329,856	73.8	252,473	78.8
Selling, general and administrative expenses (Note 5)	62,947	14.1	59,486	18.6
Other operating income (expenses), net	(262)	(0.1)	(196)	(0.1)

Operating income	54,075	12.1	8,273	2.6

Other income (expenses), net	(3,971)		455
Interest and dividend income	1,021	0.2	1,859	0.6
Interest expense	(1,669)	(0.4)	(2,731)	(0.9)
Other, net (Notes 4, 8 and 10)	(3,323)	(0.7)	1,327	0.4

Income before income taxes and equity in earnings of affiliated companies	50,104	11.2	8,728	2.7

Income taxes
Current	9,158		7,716
Deferred	8,308		(5,535)

Total	17,466	3.9	2,181	0.7

Income before equity in earnings of affiliated companies	32,638	7.3	6,547	2.0
Equity in earnings of affiliated companies	641	0.1	(101)	(0.0)

Net income	33,279	7.4	6,446	2.0

Less net income attributable to noncontrolling interests	(2,582)	(0.6)	(1,683)	(0.5)
Net income attributable to Komatsu Ltd.	¥30,697	6.9	¥4,763	1.5

	Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net income attributable to Komatsu Ltd. per share (Note 6)
Basic	¥31.72	¥4.92
Diluted	31.70	4.92
Cash dividends per share (Note 12)	8.00	18.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries

Three months ended June 30, 2010	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends (Note 12)				(7,749)			(7,749)	(102)	(7,851)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—	—	—
Comprehensive income(loss)
Net income				30,697			30,697	2,582	33,279
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(35,245)		(35,245)	(2,983)	(38,228)
Net unrealized holding gains (losses) on securities available for sale (Note 8)					(3,350)		(3,350)	—	(3,350)
Pension liability adjustments					(215)		(215)	—	(215)
Net unrealized holding gains (losses) on derivative instruments					938		938	(60)	878

Comprehensive income (loss)							(7,175)	(461)	(7,636)

Purchase of treasury stock						(545)	(545)		(545)
Sales of treasury stock						—	—		—

Balance at June 30, 2010	¥67,870	¥140,421	¥32,726	¥746,295	¥(133,506)	¥(35,300)	¥818,506	¥42,261	¥860,767

Three months ended June 30, 2009	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(17,431)			(17,431)	(300)	(17,731)
Transfer to retained earnings appropriated for legal reserve			2,309	(2,309)			—		—
Other changes							—	1,753	1,753
Comprehensive income(loss)
Net income				4,763			4,763	1,683	6,446
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					7,131		7,131	1,590	8,721
Net unrealized holding gains (losses) on securities available for sale (Note 8)					3,477		3,477	—	3,477
Pension liability adjustments					1,323		1,323	—	1,323
Net unrealized holding gains (losses) on derivative instruments					28		28	254	282

Comprehensive income(loss)							16,722	3,527	20,249

Purchase of treasury stock						(7)	(7)		(7)
Sales of treasury stock		(98)				206	108		108

Balance at June 30, 2009	¥67,870	¥139,994	¥30,781	¥704,245	¥(93,785)	¥(34,772)	¥814,333	¥38,373	¥852,706

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Three months ended June 30, 2010 and 2009

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Operating activities
Net income	¥33,279	¥6,446
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,433	22,003
Deferred income taxes	8,308	(5,535)
Net loss (gain) from sale of investment securities and subsidiaries	33	65
Net loss (gain) on sale of property	(585)	(95)
Loss on disposal of fixed assets	457	396
Pension and retirement benefits, net	(3,074)	(1,290)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(15,202)	7,327
Decrease (increase) in inventories	(4,336)	32,124
Increase (decrease) in trade payables	32,280	(46,896)
Increase (decrease) in income taxes payable	(8,086)	(2,373)
Other, net	(9,261)	(11,265)

Net cash provided by (used in) operating activities	55,246	907

Investing activities
Capital expenditures	(18,829)	(24,927)
Proceeds from sale of property	2,043	5,342
Proceeds from sale of available for sale investment securities	2	73
Purchases of available for sale investment securities	(536)	(1,500)
Acquisition of subsidiaries and equity investees, net of cash acquired	762	1,153
Collection of loan receivables	305	353
Disbursement of loan receivables	(27)	(677)
Decrease (increase) in time deposits	(935)	(88)

Net cash provided by (used in) investing activities	(17,215)	(20,271)

Financing activities
Proceeds from long-term debt	17,893	55,954
Repayments on long-term debt	(5,367)	(7,207)
Increase (decrease) in short-term debt, net	(25,478)	(6,217)
Repayments of capital lease obligations	(9,977)	(9,430)
Sale (purchase) of treasury stock, net	(6)	101
Dividends paid	(7,749)	(17,431)
Other, net	(133)	(1,117)

Net cash provided by (used in) financing activities	(30,817)	14,653

Effect of exchange rate change on cash and cash equivalents	(5,314)	310

Net increase (decrease) in cash and cash equivalents	1,900	(4,401)
Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥84,329	¥86,162

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statement Presentation
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Summary of Significant Accounting Policies
There is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2010.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the three months ended June 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Additional cash flow information:
Interest paid	¥1,628	¥2,752
Income taxes paid	20,301	10,694
Noncash investing and financing activities:
Capital lease obligations incurred	¥1,177	¥4,273

3. Inventories
At June 30, 2010 and at March 31, 2010, inventories comprised the following:

	Millions of yen
	June 30,	March 31,
	2010	2010
Finished products, including finished parts held for sale	¥234,524	¥254,157
Work in process	108,307	102,096
Materials and supplies	35,860	40,163

Total	¥378,691	¥396,416

4. Investment Securities
Investment securities at June 30, 2010 and at March 31, 2010 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at June 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
June 30, 2010
Investment securities:
Marketable equity securities available for sale	¥24,969	¥16,775	¥164	¥41,580
Other investment securities at cost	12,902

	¥37,871

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2010
Investment securities:
Marketable equity securities available for sale	¥24,988	¥22,235	¥45	¥47,178
Other investment securities at cost	13,289

	¥38,277

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥2 million and ¥73 million for the three months ended June 30, 2010 and 2009, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended June 30, 2010 and 2009 amounted to losses of ¥33 million and losses of ¥65 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the investment securities sold was computed based on the average-cost method.

5. Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries and affiliated companies under an agreement granting the right for them to request such transfers at a predetermined price.
Komatsu recognizes compensation expense using the fair value method. For the three months ended June 30, 2010 and 2009, no compensation expense was recorded as no right was granted.

6. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net income attributable to Komatsu Ltd.	¥30,697	¥4,763

	Number of shares
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Weighted average common shares outstanding, less treasury stock	967,834,078	967,910,177
Dilutive effect of:
Stock options	462,103	343,666

Weighted average diluted common shares outstanding	968,296,181	968,253,843

	Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net income attributable to Komatsu Ltd.:
Basic	¥31.72	¥4.92
Diluted	¥31.70	¥4.92

7. Contingent Liabilities
At June 30, 2010 and at March 31, 2010, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥4,642 million and ¥9,850 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥93,949 million and ¥88,379 million at June 30, 2010 and at March 31, 2010, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at June 30, 2010 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

8. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at June 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
	June 30,	March 31,
	2010	2010
Forwards and options:
Sale of foreign currencies	¥73,504	¥40,209
Purchase of foreign currencies	45,573	48,809
Option contracts (purchased)	301	949
Interest rate swaps, cross-currency swaps and interest rate cap agreements	181,532	184,487
Fair values of derivative instruments at June 30, 2010 and at March 31, 2010 on the consolidated balance sheets are as follows:

	Millions of yen
	June 30, 2010
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥2,395	Deferred income taxes and other current liabilities	¥2
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	84	Deferred income taxes and other current liabilities	771
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	—

Total		¥2,479		¥773

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥939	Deferred income taxes and other current liabilities	¥491
Option contracts	Deferred income taxes and other current assets	6	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	3,325	Deferred income taxes and other current liabilities	746
	Deferred income taxes and other assets	9,632	Deferred income taxes and other liabilities	950

Total		¥13,902		¥2,187

Total Derivative Instruments		¥16,381		¥2,960

	Millions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥73	Deferred income taxes and other current liabilities	¥830
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	354	Deferred income taxes and other current liabilities	734
	Deferred income taxes and other assets	99	Deferred income taxes and other liabilities	—

Total		¥526		¥1,564

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥90	Deferred income taxes and other current liabilities	¥1,248
Option contracts	Deferred income taxes and other current assets	18	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,730	Deferred income taxes and other current liabilities	915
	Deferred income taxes and other assets	6,989	Deferred income taxes and other liabilities	901

Total		¥8,827		¥3,064

Total Derivative Instruments		¥9,353		¥4,628

The effects of derivative instruments on the consolidated statements of income for the three months ended June 30, 2010 and 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

Millions of yen
Three months ended
June 30, 2010
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥—	Other income (expenses), net: Other, net	¥—

Total		¥—		¥—

Millions of yen
Three months ended
June 30, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Other income (expenses), net: Other, net	¥1,281	Other income (expenses), net: Other, net	¥(1,398)

Total		¥1,281		¥(1,398)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	June 30, 2010
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥3,334	Other income (expenses), net: Other, net	¥1,606	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(127)	—	—	—	—

Total	¥3,207		¥1,606		¥—

	Millions of yen
	Three months ended
	June 30, 2009
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥(734)	Other income (expenses), net: Other, net	¥(74)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(18)	—	—	—	—

Total	¥(752)		¥(74)		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	June 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥1,963

Option contracts	Other income (expenses), net: Other, net	(9)

Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(149)
	Other income (expenses), net: Other, net	3,251

Total		¥5,056

	Millions of yen
	Three months ended
	June 30, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(117)

Option contracts	Other income (expenses), net: Other, net	4

Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(82)
	Other income (expenses), net: Other, net	(937)

Total		¥(1,132)

9. The Fair Value of Financial Instruments
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2)	Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3)	Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4)	Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5)	Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at June 30, 2010 and at March 31, 2010, are summarized as follows:

	Millions of yen
	June 30, 2010		March 31, 2010
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥41,580	¥41,580	¥47,178	¥47,178
Long-term debt, including current portion	458,033	456,313	462,941	460,916
Derivatives:
Forwards and options
Assets	3,340	3,340	181	181
Liabilities	493	493	2,078	2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	13,041	13,041	9,172	9,172
Liabilities	2,467	2,467	2,550	2,550
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

10. Fair value measurements
Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities
Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at June 30, 2010 and at March 31, 2010 are as follows:

	Millions of yen
June 30, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥23,319	¥—	¥—	¥23,319
Financial service industry	16,329	—	—	16,329
Other	1,932	—	—	1,932
Derivatives
Forward contracts	—	3,334	—	3,334
Option contracts	—	6	—	6
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	13,041	—	13,041
Other	—	—	—	—

Total	¥41,580	¥16,381	¥—	¥57,961

Liabilities
Derivatives
Forward contracts	¥—	¥493	¥—	¥493
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,467	—	2,467
Other	—	22,781	1,492	24,273

Total	¥—	¥25,741	¥1,492	¥27,233

	Millions of yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥26,147	¥—	¥—	¥26,147
Financial service industry	18,935	—	—	18,935
Other	2,096	—	—	2,096
Derivatives
Forward contracts	—	163	—	163
Option contracts	—	18	—	18
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	9,172	—	9,172
Other	—	—	—	—

Total	¥47,178	¥9,353	¥—	¥56,531

Liabilities
Derivatives
Forward contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,550	—	2,550
Other	—	22,839	2,280	25,119

Total	¥—	¥27,467	¥2,280	¥29,747

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents loans which are measured at fair value and the retained interests in securitizations of accounts receivables. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty. The fair value of retained interest in securitizations of accounts receivables is based on a valuation model using the present value of expected future cash flows using discount, prepayment and loss rates based on current market conditions and the historical performance of comparable receivables and is classified in Level 3 in the fair value hierarchy.

The following table summarizes information about changes of Level 3 for the three months ended June 30, 2010 and 2009.

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Balance, beginning of year	¥(2,280)	¥919
Total gains or losses (realized / unrealized)	302	592
Included in earnings	210	606
Included in other comprehensive income (loss)	92	(14)
Purchases, issuances and settlements	486	(1,493)

Balance, end of period	¥(1,492)	¥18

The amounts of unrealized gains on classified in Level 3 assets and liabilities recognized in earnings for the three months ended June 30, 2010 and 2009 related to assets and liabilities still held at June 30, 2010 and 2009 were gains of ¥210 million and ¥606 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
During three months ended June 30, 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.
During three months ended June 30, 2009, there were no assets and liabilities that were measured at fair value on a non-recurring basis.

11. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥45,298 million and ¥50,082 million, respectively, at June 30, 2010 and at March 31, 2010 with financial institutions to secure liquidity. At June 30, 2010 and at March 31, 2010, ¥22,000 million and ¥23,741 million, respectively, were available to be used under such credit line agreements.

12. Dividends
Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	8	March 31, 2010	June 24, 2010

Note:	Amounts are rounded down to nearest million yen.

13. Business Segment Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by Management in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
Operating segments:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net sales:

Construction, Mining and Utility Equipment—
Customers	¥405,206	¥284,695
Intersegment	438	786

Total	405,644	285,481

Industrial Machinery and Others—
Customers	41,934	35,733
Intersegment	2,303	4,043

Total	44,237	39,776
Elimination	(2,741)	(4,829)

Consolidated	¥447,140	¥320,428

Segment profit:

Construction, Mining and Utility Equipment	¥54,265	¥7,437
Industrial Machinery and Others	2,035	2,877

Total	56,300	10,314
Corporate expenses and elimination	(1,963)	(1,845)

Consolidated segment profit	54,337	8,469
Other operating income (expenses), net	(262)	(196)
Operating income	54,075	8,273
Interest and dividend income	1,021	1,859
Interest expense	(1,669)	(2,731)
Other, net	(3,323)	1,327

Consolidated income before income taxes and equity in earnings of affiliated companies	¥50,104	¥8,728

Business categories and principal products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
Transfers between segments are made at estimated arm’s-length prices.
Geographic information:
Net sales to customers recognized by sales destination for the three months ended June 30, 2010 and 2009 are as follows:

	Millions of Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net sales to customers:
Japan	¥71,425	¥68,759
The Americas	101,576	80,377
Europe and CIS	39,752	36,064
China	114,892	59,414
Asia* and Oceania	98,019	57,651
Middle East and Africa	21,476	18,163

Consolidated net sales	¥447,140	¥320,428

*	Excluding Japan and China
Net sales to customers recognized by geographic origin for the three months ended June 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2009
Net sales to customers:
Japan	¥133,798	¥110,428
U.S.A.	100,924	74,985
Europe and CIS	42,949	34,082
China	96,040	50,966
Others	73,429	49,967

Consolidated net sales	¥447,140	¥320,428

From the current fiscal year, Komatsu divided net sales to customers in China from net sales to customers in Others. Net sales to customers recognized by geographic origin for the three months ended June 30, 2009 have been reclassified according to the presentation for the three months ended June 30, 2010.
No individual country within Europe and CIS or Others had a material impact on net sales.
No single major external customer had a material impact on net sales.
14. Subsequent Event
There was no significant subsequent event to be disclosed.